KW 3/10

15048002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
FEB 27 2015
WASHINGTON DC
SECTION

SEC FILE NUMBER
8- 28301

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 AND ENDING December 31, 2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kensington Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13th Avenue
(No. and Street)

Brooklyn, New York 11219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob Eilenberg 718-436-2111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neil D. Rischall CPA
(Name – *if individual, state last, first, middle name*)

146 Spencer Street Suite 4014 Brooklyn New York 11205
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW

OATH OR AFFIRMATION

I, Jacob Eilenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kensington Capital Corp, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Finanacial and Operations Principal

Title

Notary Public

ALBERT A. BENARROCH
NOTARY PUBLIC, State of New York
No. 01BE6199060
Qualified in Kings County
Commission Expires Jan 12, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

I have audited the accompanying statement of financial condition of KENSINGTON CAPITAL CORP., a New York corporation as of December 31, 2014 and the related statements of income, retained earnings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KENSINGTON CAPITAL CORP., as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 25, 2015

KENSINGTON CAPITAL CORP.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	53,273
Due from Broker		185,281
Money Market Account		4,342
Prepaid expenses & Other Receivables		35,236
Securities - Long		99,861
Furniture, Fixtures and Equipment, at cost, less accumulated depreciation of $ 54		2,573
TOTAL ASSETS	$	380,566

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued expenses and Payroll Taxes	$	22,297
Accrued Salaries		49,431
Total Liabilities		71,728
Stockholders' Equity		
Common Stock - no par value; authorized, issued and outstanding, 200 shares		40,000
Additional Paid-in Capital		271,738
Retained Earnings		(2,900)
Total Stockholder's Equity		308,838
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	380,566

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Statements of Income (Loss)
For the Year Ended December 31, 2014

INCOME		
Commission Revenue	$	463,842
Gain on Securities Trading (Note 9)		31,292
Interest and Dividend Income		298,282
Other Income		22,268
Total Income		815,684
OPERATING EXPENSES		
Salaries - Other		189,404
Salaries - Officers		173,036
Payroll Tax & Preparation		33,623
Health Insurance and other Benefits		44,716
Clearing and Correspondant Costs		14,416
Advertising and Promotions		127,689
Auto Expense		28,915
Legal & Professional Fees		13,600
Rent		29,700
Office		16,964
Telephone		10,864
Depreciation		342
Donations		3,608
Utilities		11,928
Regulatory Fees		5,297
Entertainment		7541.72
Other Expenses		105,454
Total Operating Expenses		817,097
Operating Income		(1,413)
Provision for Income Taxes		
Net Income	$	(1,413)

KENSINGTON CAPITAL CORP.
Statements of Changes in Stockholders Equity
For the Year Ended December 31, 2014

		Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of Year	$	40,000	271,738	(1,487)	310,251
Net Income				(1,413)	(1,413)
End of Year	$	40,000	271,738	(2,900)	308,838

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Statements of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash flows from operating activities	
Net Income (Loss)	$ (1,413)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	342
Changes in assets and liabilities:	
(Increase) decrease in:	
Securities	(13,390)
Due to/from Broker	12,021
Prepaid Expenses	(13,299)
Increase(decrease) in:	
Accrued Expenses & Payroll Taxes	(3,613)
Accrued Salaries	21,582
Total adjustments	3,642
Cash flows from financing activities	
Purchase of Fixed Assets	(1,882)
Money Market	39,990
Net cash used by financing activities	38,108
Net increase in cash and equivalents	40,337
Cash and equivalents, beginning	12,936
Cash and equivalents, beginning	$ 53,273

See Accountants' Report and Notes to Financial Statements

KENSINGTON CAPITAL CORP.
Supplementary Information
For the Year Ended December 31, 2014

Computation of Net Capital Under Rule 15c3-1 of the Securities and exchange Commission

Computation of Net Capital Members' Equity	$	308,838
Deductions – Non – Allowable Assets		(37,809)
Deductions – Other Charges		(104)
Haircuts on Securities		(18,409)
Net Capital, as defined		252,517
Minimum net capital required		100,000
Net Capital in excess of minimum requirement	$	152,517
Excess net capital at 1000%	$	132,517

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	$	71,728

Ratio of aggregate indebtedness to net capital

Total Aggregate indebtedness / Net Capital	$ 71,728 / $ 252,517	=	28.41%

The ration of aggregate indebtedness to net capital is .205 To 1 compared to the maximum allowable ration of 15 to 1.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k) (2) (i).

KENSINGTON CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

KENSINGTON CAPITAL CORP. (the Company) was organized and commenced operations in June 1982. The Company is a non-clearing broker-dealer and is exempt from provisions of Rule 15c3-3 because all customers' accounts are carried by a clearing broker, on a fully disclosed basis. For financial statement and income tax purposes the Company records income and expenses using the accrual basis of accounting.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with maturities of three months or less at the time of the purchase to be cash equivalents.

Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed on the straight-line method (half-year convention) or modified accelerated cost recovery method over the estimated useful lives. The estimated useful lives of property and equipment are from 3 to 5 years. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation:

Depreciation is computed for both financial reporting purposes and federal income tax purposes using the straight-line method or modified accelerated cost recovery method. The effect of this departure from a generally accepted depreciation method has been determined to have no material effect on the financial statements.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $ 127,689 for the year ended December 31, 2014.

Provision for Bad Debts

The Company uses the direct write off method for reporting its bad debts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets
and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk
The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the federal depository insurance limits.

NOTE 2 – Fair Value of Financial Instruments

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2014 the carrying amounts reported in the balance sheet for cash, property and equipment and accounts payable and accrued expenses approximate fair value based on the short-term maturity of these instruments.

NOTE 3- DUE FROM BROKER

The Company's securities transactions are cleared through Southwest Securities, and all the Company's trading accounts and customer's accounts are carried by Southwest Securities. Southwest Securities remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges, trading errors and miscellaneous related charges, at the end of the month.

NOTE 4 - SECURITIES

Securities consist of marketable equity securities at quoted market values.

NOTE 5 - SECURITIES SOLD – NOT YET PURCHASED

Securities Sold-Not Yet Purchased consist of marketable equity securities at quoted market values.

NOTE 6 – PROPERTY AND EQUIPMENT

Property, plant and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Property and equipment consists of the following:

	Estimated Useful Life (Years)	
Furniture and equipment	5 to 7	$1,370
Computers	5	1,599
		2969
Less: accumulated depreciation		(396)
		$2,573

Depreciation expense for the year ended December 31, 2014 was $ 396. The Company uses the straight line method of depreciation.

NOTE 7 - PROFIT ON TRADING

This amount includes unrealized gains (losses) on securities, as follows:

Securities	31,292
Securities Sold Not Yet Purchased (Short Sales)	0

NOTE 8 - INCOME TAXES

The Company has elected, by unanimous consent of its shareholders to be taxed under the provisions of sub-Chapter S of the Internal Revenue Code. Accordingly, no provisions or liability for Federal income taxes is reflected in the accompanying statements. Instead, the shareholders are liable for individual income taxes on their respective share of the Company's taxable income.

NOTE 9 - INTERNAL CONTROL

No material inadequacies were found to exist.

KENSINGTON CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 10 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following data has been excerpted from the Company's Focus Report for the year ended December 31, 2014:

Current Assets	$380,566
Less Total Liabilities	$ 71,728
Net Capital Before Charges	$308,838
Charges Against Net Capital	$ 56,321
Net Capital	$252,517
Required Net Capital	$100,000
Excess Net Capital	$152,517
Ratio of Aggregate Indebtedness to Net Capital	28.41

The Company is also subject to the Regulation 1.17 under the Commodity Futures Trading Commission (CFTC) which requires that the Company maintain a minimum net capital, as defined, in the amount of $100,000.

At December 31, 2014, the Company's net capital was $152,517 in excess of the CFTC's minimum requirement.

NOTE 12- OFFICERS LOANS

As of December 31, 2014 there are non interesting bearing loans from officers in the amount of $21,836. There is no time designated for these to be paid back.

NOTE 12 - DISTRIBUTIONS TO SHAREHOLDERS

In accordance with the loan agreements and shareholders' employment agreement, the shareholders are entitled to receive corporation distributions or shareholder/officer bonuses equal to the additional individual income taxes incurred for their proportionate share of the Company's taxable income.

During the twelve (12) months ended December 31, 2014 the Company made no distributions to its shareholders from retained earnings.

See Accountants' Report.

KENSINGTON CAPITAL CORP.
RECONCILIATION BETWEEN UNAUDITED AND AUDITED FOCUS REPORTS
DECEMBER 31, 2014

There were no material differences between audited and unaudited focus reports.

KENSINGTON CAPITAL CORP.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17A-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

Kensington Capital Corp is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) of Rule 15c3-3 as all transactions are cleared through First Southwest Securities, Inc. on a fully disclosed basis:

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

To the Stockholders
KENSINGTON CAPITAL CORP.
Brooklyn, New York

February 25, 2015

In planning and performing my audit of the statement of financial condition of Kensington Capital Corp. as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

I have examined the accompanying financial statements of Kensington Capital Corp. for the year ended December 31, 2014, and have issued my report thereon dated February 25, 2015. As part of my examination, I made a study and evaluation of the Companies system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

To the Stockholders
KENSINGTON CAPITAL CORP.

I also made a study of the practices and procedures followed by the Company under Rule 1 7a-5(g)(1) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governor of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 1 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may, nevertheless, occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KENSINGTON CAPITAL CORP. taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

To the Stockholders
KENSINGTON CAPITAL CORP.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and regulation 1.16 under the Commodity Exchange Act and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2014 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the New York Stock Exchange and should not be used for any other purpose.

NEIL D. RISCHALL,
Certified Public Accountant

Brooklyn, NY
February 25, 2015

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

February 25, 2015

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

Gentlemen:

I have examined the accompanying Financial Statements (Focus Report) (Form X-17A-5) of Kensington Capital Corp. as of December 31, 2014

In connection therewith, I have reviewed the system of internal control, including the procedure for safe-guarding securities. Our examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances, and I have observed the audit requirements prescribed by the Securities and Exchange Commission with respect to such examination.

In my opinion, the accompanying Financial Statements (focus report) (Form X-17A-5) present fairly the financial position of Kensington Capital Corp. as of December 31, 2014 in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year, and in the form required by the Securities and Exchange Commission.

Neil D. Rischall,
Certified Public Accountant

Brooklyn, New York
February 25, 2015

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3

February 25, 2015

To the Stockholders
Kensington Capital Corp.
4910 13 Avenue
Brooklyn, N.Y. 11219

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report — Part !IA, Exemptive Provision under Rule 15c3-3" in which (1) Kensington Capital Corp identified the following provisions of 17 C.F.R. 15c3-3(k) under which Kensington Capital Corp claimed an exemption from 17 C.F.R. 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) Kensington Capital Corp stated that Kensington Capital Corp met the identified exemption provisions throughout the most recent fiscal year without exception. Kensington Capital Corp's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kensington Capital Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Neil D. Rischall,
Certified Public Accountant
Brooklyn, New York
February 25, 2015

Kensington Capital Corp
4910 13th Avenue
Brooklyn, NY 11219

Neil D Rischall CPA
146 Spencer Street
Suite 4014
Brooklyn, NY 11205

Exemption Report

RE: Kensington Capital Corp. year end 2014 Certified Audit

Kensington Capital Corp. is operating under the k2-ii exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm is an introducing broker and has a clearing arrangement with First Southwest Company.

All checks received are made payable to the clearing firm and immediately deposited into the special account for the exclusive benefit of customers, and no securities are held by the broker dealer. The broker dealer does not take custody of customer's securities or hold any customer funds, therefore qualifies for the exemption under the rule, To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Stuart Simon
CCO

Neil D. Rischall CPA
Certified Public Accountant
146 Spencer Street Suite 4014
Brooklyn, New York 11205
Phone (718) 692-0510 Fax (718) 732-4504
Email: cpa@post.com

To the Board of Directors of Kensington Capital
Corp. 4910 13th Avenue
Brooklyn, NY 112109

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Kensington Capital Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Kensington Capital Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Kensington Capital Corp.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Neil D. Rischall CPA
Brooklyn, NY

February 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028301 FINRA Dec
Kensignton Capital Corp
4910 13th Ave
Brooklyn, NY 11219-3100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Karen Z Fischer 561-483-6335

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1,390.75
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 25,2014 — Date Paid	(695.69)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	695.06
E.	Interest computed on late payment (see instruction E) for ______days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 0
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 695.06	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kensington Capital Corp
(Name of Corporation, Partnership or other organization)

[signature] JACOB EILENBERG
(Authorized Signature)

FINOP
(Title)

Dated the 23 day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan 1, 2014
and ending Dec 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 815,684
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	6,072
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	821,756
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,845
(2) Revenues from commodity transactions.	21,345
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	79,045
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	38,380
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 61,338	
Enter the greater of line (i) or (ii)	118,841
Total deductions	265,456
2d. SIPC Net Operating Revenues	$ 556,300
2e. General Assessment @ .0025	$ 1,390.75

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